UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Astra Space, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

04634X202

(CUSIP Number)

Astra Space, Inc.

1900 Skyhawk Street

Alameda, CA 94501

(866) 278-7217

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04634X202	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Adam London
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,767,588
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,767,588
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,767,588
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON IN

*

Excludes securities beneficially owned by the Supporting Stockholder. See Item 5 of this Schedule 13D for additional information concerning holdings of the Supporting Stockholder and his relationship to Adam London.

CUSIP No. 04634X202	Page 3 of 9 Pages

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends and supplements the previously filed statement on Schedule 13D filed by Adam London with the Securities and Exchange Commission (the “Commission”) on July 12, 2021 (as amended and supplemented to date, the “Schedule 13D”), relating to Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Astra Space, Inc. (the “Issuer”). The Schedule 13D is hereby amended and supplemented to include the information set forth herein. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Person. Pursuant to the Merger Agreement, upon consummation of the Business Combination, the shares of Class B common stock of Astra Space, Inc., a Delaware corporation (“Legacy Astra”) beneficially owned by the Reporting Person were automatically converted into shares of Class B Common Stock of the Issuer.

Securities owned by the Reporting Person as of this date were acquired in connection with his co-founding of Legacy Astra, through open market purchases using personal funds, through the exercise of stock options, or in exchange for services rendered to the Issuer by the Reporting Person. The Convertibles Notes and the Warrants (as each term is defined below) were acquired by the Reporting Person using personal funds of the Reporting Person and margin account borrowings made in the ordinary course of business. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein. If the Reporting Person acquires additional shares of the Issuer, whether pursuant to the Revised Proposal or the Subsequent Financing (as each term is defined below) or otherwise, the Reporting Person may use personal funds, borrowed funds, or any other form of valid consideration to fund such purchase.

Item 4. Purpose of Transaction

The information in Item 4 of the Schedule 13D is hereby amended and restated to read as follows:

Business Combination

On June 30, 2021, the Issuer consummated the previously announced business combination pursuant to that certain Agreement and Plan of Merger, dated as of February 2, 2021 (as amended and/or restated from time to time, the “Merger Agreement”), by and among the Issuer, Holicity Merger Sub, Inc., a newly-formed Delaware corporation (“Merger Sub”), and Legacy Astra. Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Legacy Astra, with Legacy Astra surviving the merger as a wholly owned subsidiary of the Issuer (the “Business Combination”). As a result of the Business Combination, Legacy Astra became a wholly-owned subsidiary of the Issuer, with the stockholders of Legacy Astra becoming stockholders of the Issuer and each outstanding share of common stock and preferred stock of Legacy Astra was cancelled and extinguished and collectively converted into the right to receive shares of common stock of the Issuer in accordance with the Merger Agreement. Upon the consummation of the Business Combination, Holicity changed its name to “Astra Space, Inc.”

As a result of the Business Combination, the Reporting Person received 29,143,555 shares of Class B Common Stock. Subsequent to the Business Combination, the Reporting Person gifted 700,000 shares of Class B Common Stock. Each share of Class B Common Stock is convertible into one (1) fully paid and nonassessable share of Class A Common Stock of the Issuer at the election of the holder or upon the occurrence of certain events. Each share of Class B Common Stock has 10 votes per share, whereas shares of Class A Common Stock have one vote per share.

Reverse Stock Split

As further described in the Issuer’s Current Report on Form 8-K filed with the Commission on September 13, 2023, the Issuer effected (a) a 1-for-15 reverse stock split of the shares of the Class A Common Stock and (b) a 1-for-15 reverse stock split of the shares of the Class B Common Stock on September 13, 2023 (collectively, the “Reverse Stock Split”).

As a result of the Reverse Stock Split, (i) 28,443,555 shares of Class B Common Stock held by the Reporting Person were converted into 1,896,237 shares of Class B Common Stock, (ii) 542,295 options that would have been exercisable for Class A Common Stock within 60 days at a prices ranging from $5.21 to $9.04 per share were converted into 36,153 options that are exercisable for Class A Common Stock within the next 60 days at prices ranging from $78.15 to $135.60 per share (iii) 120,435 shares of Class A Common Stock previously awarded to the Reporting Person as restricted stock units (“RSUs”) were converted into 8,029 shares of Class A Common Stock and (iv) 54,240 shares of Class A Common Stock underlying RSUs that have since vested were converted into 3,616 shares of Class A Common Stock.

CUSIP No. 04634X202	Page 4 of 9 Pages

Non-binding Proposal

On November 8, 2023, the Reporting Person, together with Chris Kemp, Chief Executive Officer of the Issuer (Mr. Kemp is referred to herein as the “Supporting Stockholder”) submitted a non-binding proposal to an independent committee (the “Special Committee”) of the board of directors of the Issuer (the “Issuer’s Board” or “Board”) to offer to acquire all of the outstanding equity of the Issuer at a price of $1.50 per share, payable in cash (the “Initial Proposal”). This price represents a premium of approximately 103% to the closing price of the Issuer’s common stock on November 8, 2023.

On January 16, 2024, the Reporting Person, together with the Supporting Stockholder, sent a second letter to the Special Committee reaffirming the Initial Proposal and asking that the Issuer execute an Exclusivity Agreement (the “Exclusivity Agreement”) pursuant to which the Issuer would enter into exclusive negotiations with the Reporting Person and the Supporting Stockholder regarding the Initial Proposal for at least one week, subject to extensions of up to an additional two weeks in the event the Issuer received additional financings during the exclusivity period contemplated by the Exclusivity Agreement. On January 19, 2024, the Exclusivity Agreement was executed. The Exclusivity Agreement expired February 2, 2024.

On February 24, 2024, the Reporting Person, together with the Supporting Stockholder, sent a third letter to the Special Committee containing a revised proposal (the “Revised Proposal”) in lieu of the Initial Proposal to offer to acquire all of the outstanding equity of the Issuer at a price of $0.50 per share, payable in cash.

The Revised Proposal is non-binding and is contingent on $20 million of cash on the balance sheet at closing of the transaction, final approval of the transaction by the Special Committee of the Issuer’s Board, execution of definitive financing arrangements with requisite investors, and entering into a mutually acceptable definitive transaction agreements.

The foregoing descriptions of the Initial Proposal, the Exclusivity Agreement and the Revised Proposal are not intended to be complete and are qualified in their entirety by reference to the Initial Proposal, the Exclusivity Agreement and the Revised Proposal, copies of which are attached hereto as Exhibit 99.3, Exhibit 99.7 and Exhibit 99.8, respectively.

Subsequent Financing

On November 21, 2023, the Issuer closed a subsequent financing (the “Subsequent Financing”) with JMCM Holdings LLC (“JMCM”), SherpaVentures Fund II, LP (“ACME Fund II” and together with JMCM, the “Initial Investors”), the Reporting Person, and the Chris Kemp Living Trust dated February 10, 2021 (the “Trust”, and collectively with the Reporting Person, the Supporting Stockholder, JMCM, and ACME Fund II, the “Investors”), pursuant to the Securities Purchase Agreement dated as of August 4, 2023 (as amended by the Reaffirmation Agreement and Omnibus Amendment Agreement dated as of November 6, 2023, the Limited Waiver and Consent and Omnibus Amendment No. 2 Agreement dated as of November 17, 2023 and the Omnibus Amendment No. 3 Agreement dated as of November 21, 2023) (the “Subsequent Financing Agreement”).

The Subsequent Financing is connected to the Issuer’s announcements in current reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on (i) October 23, 2023, of the execution of a non-binding term sheet, which contemplated a financing of at least $15.0 million, from the Initial Investors and other potential investors, and up to $25.0 million; (ii) November 8, 2023 of the closing on November 6, 2023, of an initial financing with the Initial Investors, for a total investment amount of approximately $13.4 million (the “Initial Financing”) and (iii) November 17, 2023 of the November 13, 2023 increase of the aggregate principal amount of the senior secured bridge note issued to JMCM and the purchase by JMCM of warrants. Pursuant to the Subsequent Financing Agreement, the Reporting Person agreed to purchase $1.0 million principal amount (such amount having increased to $1.15 million by virtue of a $150,000 purchase of notes by the Reporting Person on February 26, 2024) of senior secured convertible notes due 2025 (the “Convertible Notes”) and 433,168 warrants in the form attached hereto as Exhibit 99.4 (the “Warrants”) to purchase up to 433,168 Class A Common Stock at a purchase price of $0.125 per Warrant that are immediately exercisable at an exercise price of $0.808 per share of Class A Common Stock, subject to certain adjustments, and that expire on November 21, 2028.

CUSIP No. 04634X202	Page 5 of 9 Pages

The Subsequent Financing Agreement contains customary representations, warranties and agreements by the Issuer, including an agreement to indemnify the Investors against certain liabilities. The Subsequent Financing Agreement also contains covenants that require the Issuer to among other things: (i) offer the Reporting Person, as a holder of Convertible Notes, so long as any Convertible Notes remain outstanding, participation rights in future offerings of any equity, equity-linked, equity equivalent securities or securities convertible into or exercisable for equity (excluding offerings of Class A Common Stock through an approved at-the-market equity program), subject to limited exceptions; and (ii) seek stockholder approval (the “Stockholder Approvals”) in accordance with the listing rules of The Nasdaq Stock Market LLC (“Nasdaq”) with respect to the issuance of the shares of Class A Common Stock issuable upon exercise of the Warrants in excess of the limitations imposed by such rules and the shares of Class A Common Stock issuable upon conversion of the Convertible Notes in excess of the limitations imposed by such rules (such shares of Class A Common Stock issuable upon exercise of the Warrants or conversion of the Convertible Notes, the “Underlying Shares”).

The Convertible Notes were not issued pursuant to an indenture. The Convertible Notes mature on November 15, 2025 (the “Maturity Date”), provided that the Maturity Date may be extended upon the written agreement of the Issuer and the holders of the Convertible Notes. On the Maturity Date, the Issuer will pay the holders of the Convertible Notes an amount in cash equal to (i) the then-outstanding Stated Principal Amount (as defined in the Convertible Notes) of the Convertible Notes, multiplied by (ii) the then applicable Minimum Return (as defined in the Convertible Notes) amount in effect at such time, plus accrued and uncapitalized interest on the Convertible Notes (such amount, the “Minimum Return Maturity Amount”); provided that if the Maturity Date has been extended the Issuer will pay such holders an amount in cash equal to the greater of (x) the Minimum Return Maturity Amount and (y) the then-outstanding principal amount plus any accrued and uncapitalized interest on the Convertible Notes. In the event that any prepayment or redemption of the Convertibles Notes is made in full prior to the Maturity Date (or is deemed to have occurred in the case of an Event of Default Acceleration Event (as defined in the Convertible Notes)), the Issuer will pay in full all outstanding obligations under the Convertible Notes, which will include the payment, if applicable, of any Minimum Return amount (as defined in the Convertible Notes), which ranges from 125% to 175% of the outstanding Stated Principal Amount of the Convertible Notes depending on the timing of the prepayment or redemption event.

The Convertible Notes bear interest at 12.0% per annum, payable in kind, which interest rate would increase to 15.0% per annum upon the existence of an Event of Default (as defined in the Convertible Notes). Interest on the Convertible Notes accrues from November 21, 2023. Interest on the Convertible Notes will be payable in kind on each February 1, May 1, August 1 and November 1, beginning February 1, 2024.

The Issuer is required to make quarterly amortization payments under each Convertible Note on each February 1, May 1, August 1 and November 1, beginning February 1, 2024, payable in cash in an amount equal to 11.11% of the initial Stated Principal Amount (as defined in such Convertible Note) of such Convertible Note. The Reporting Person, as holder of a Convertible Note, in its sole discretion, may agree to defer its quarterly amortization payment to the subsequent amortization payment date pursuant to the terms of its Convertible Note.

The Reporting Person, as holder of the Convertible Notes may, at their option, prior to the second scheduled trading day immediately before the Maturity Date, convert all or any portion of the outstanding amount of their Convertible Notes into shares of Class A Common Stock, at an initial conversion rate of 1,237.6238 shares of Class A Common Stock per $1,000 principal amount of Convertible Notes, which is equivalent to an initial conversion price of approximately $0.808 per share of Class A Common Stock. The conversion rate will be subject to standard adjustments in the event of any stock split, stock dividend, stock combination, recapitalization or other similar transactions.

If an Event of Default under the Convertible Notes occurs, the principal amount thereof, together with accrued interest thereon, may become immediately due and payable.

The Warrants are immediately exercisable at an exercise price of $0.808 per share of Class A Common Stock, subject to certain adjustments and expire on dates ranging from November 6, 2028, through November 21, 2028. The exercise price of the Warrants, and the number of shares of Class A Common Stock potentially issuable upon exercise of the Warrants, will be adjusted proportionately if the Issuer subdivides its shares of Class A Common Stock into a greater number of shares or combines its shares of Common Stock into a smaller number of shares.

In the event of a Fundamental Transaction (as defined in the form of Warrant) that is (i) an all cash transaction, (ii) a “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Securities Exchange Act of 1934, as amended, or (3) a Fundamental Transaction involving a person or entity not traded on a national securities exchange, the Issuer will be required, at the option of the holder of the Warrant, to (x) purchase such holder’s Warrant by paying to such holder an amount of cash equal to the Black-Scholes Value (as defined in the form of Warrant) of the remaining unexercised portion of such Warrant on the date of the consummation of such Fundamental Transaction or (y) exchange the Warrant for a security of the Successor Entity (as defined in the form of Warrant) evidenced by a written instrument substantially similar in form and substance to the Warrants, including, without limitation, which is exercisable for a corresponding number of shares of capital stock equivalent

CUSIP No. 04634X202	Page 6 of 9 Pages

to the shares of Class A Common Stock acquirable and receivable upon exercise of the Warrant prior to such Fundamental Transaction, and with an exercise price which applies the exercise price under the Warrant to such shares of capital stock (but taking into account the relative value of the shares of Class A Common Stock pursuant to such Fundamental Transaction and the value of such shares of capital stock, such adjustments to the number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of the Warrant immediately prior to the consummation of such Fundamental Transaction).

Unless the Issuer obtains the Stockholder Approvals, the Issuer will be prohibited from issuing any shares of Class A Common Stock upon either of (i) the conversion of the Convertible Notes, or (ii) the exercise of the Warrants if the issuance of such shares of Class A Common Stock would exceed 19.99% of the Issuer’s outstanding shares of Class A Common Stock as of the date of the Subsequent Financing Agreement or otherwise exceed the aggregate number of shares of Class A Common Stock which the Issuer may issue without breaching the Issuer’s obligations under the Nasdaq listing rules.

The foregoing summaries of the Subsequent Financing Agreement, the Convertible Notes and the Warrants do not purport to be complete. The foregoing summaries of the Subsequent Financing Agreement, the Convertible Notes and the Warrants are qualified in their entirety by reference to the copies of the form of Warrant, the form of Convertible Note and the Subsequent Financing Agreement that are filed herewith as Exhibits 99.4, 99.5 and 99.6, respectively, and each of which is incorporated herein by reference.

Pursuant to the Subsequent Financing Agreement, the Issuer is required to file a registration statement with the SEC no later than May 1, 2024 to register the resale of all Underlying Shares.

General

Neither the Revised Proposal, the Subsequent Financing nor this Amendment is meant to be, nor should be construed as, an offer to buy, or the solicitation of an offer to sell, any of the Issuer’s securities. The Reporting Person intends to have discussions with members of the Issuer’s Board regarding the Revised Proposal and the Subsequent Financing. The Reporting Person may consider, explore and/or develop plans and/or make further proposals, with respect to the Issuer’s operations, Board structure (including Board composition), capital structure, capital allocation policies, assets, liabilities, strategy and plans, and potential business combinations, dispositions and strategic transactions pertaining to the Issuer or certain of the Issuer’s businesses or assets, including transactions in which the Reporting Person may seek to participate and potentially engage in (including with other third parties). The Reporting Person may engage in a number of conversations that may relate to one or more of the items in subsections (a) through (j) of Item 4 of Schedule 13D. In addition, the Reporting Person may communicate with the Issuer’s Board, or others (including other stockholders), regarding a broad range of operational and strategic matters and other matters relating to the Issuer and the Reporting Person’s investment in the Issuer, and may exchange information with any such persons pursuant to appropriate confidentiality, non-disclosure or similar agreements.

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review their investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change their purpose or formulate different plans or proposals with respect thereto at any time.

The Reporting Person expressly disclaims membership in a “group” within the meaning of Section 13(d) with any other Investor and expressly disclaim beneficial ownership of any securities owned by any other Investor.

CUSIP No. 04634X202	Page 7 of 9 Pages

Item 5. Interest in Securities of the Issuer

The information in Item 5(a), (b) and (c) of the Schedule 13D is hereby amended and restated to read as follows:

(a) As of the date that this Amendment is filed, the Reporting Person directly holds 10,220 shares of Class A Common Stock and derivative securities (the “Derivative Securities”) which give the Reporting Person the right to acquire 1,932,390 shares of Class A Common Stock within 60 days of the date this Amendment is filed. The Derivative Securities are comprised of (i) 1,896,237 shares of Class B Common Stock and (ii) 36,153 options that are exercisable or will be exercisable for Class A Common Stock within the next 60 days.

Both the form of Convertible Note and form of Warrant provide that the Issuer shall not effect any distribution of Underlying Shares if such distribution would cause the Reporting Person, together with any person whose beneficial ownership of Class A Common Stock would or could be aggregated with the Reporting Person for purposes of Section 13(d) or Section 16 of the Exchange Act, to collectively beneficially own in aggregate in excess of 19.99% of the number of shares of Class A Common Stock outstanding immediately after giving effect to such distribution (the “Beneficial Ownership Blockers”). The Reporting Person expressly disclaims that it beneficially owns any of the Class A Common Stock or Class B Common Stock (or the Class A Common Stock underlying stock options and RSUs) held of record by the Supporting Stockholder, if any, or that it is a member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act or Rule 13d-5 under the Exchange Act with the Supporting Stockholder. However, the Reporting Person acknowledges the possibility that such a group could be deemed to exist. Thus, the beneficial ownership figures included in this Amendment are prepared under the assumption that the Underlying Shares may not be distributed if such distribution would cause the Reporting Person, together with Supporting Stockholder, to beneficially own in excess of 19.99% of the Class A Common Stock. As a result, the beneficial ownership figures in this Amendment assume that the Reporting Person may be deemed to beneficially own 824,978 Underlying Shares (the “Underlying Share Maximum”).

The foregoing amount excludes an aggregate of approximately 1,099,932 Underlying Shares underlying securities held by the Reporting Person, as such shares are not exercisable within 60 days due to the Beneficial Ownership Blockers.

The shares of Class A Common Stock held directly by the Reporting Person, together with the Derivative Securities and the Underlying Share Maximum, represent 12.8% of the outstanding Class A Common Stock based on the number of shares of Class A Common Stock underlying the Derivative Securities and assuming a total of 18,861,950 shares of Class A Common Stock outstanding, based on information provided to the Reporting Person by the Issuer on November 21, 2023.

The information relating to the beneficial ownership of the Class A Common Stock by the Reporting Person set forth in Rows 7 through 13 on the cover page hereto is incorporated by reference herein and is as of the date hereof. Such information is based on the number of shares of Class A Common Stock underlying the Derivative Securities and assuming a total of 18,861,950 shares of Class A Common Stock outstanding, based on information provided to the Reporting Person by the Issuer on November 21, 2023.

As a result of the Revised Proposal described above under Item 4 of this Amendment, the Reporting Person, together with the Supporting Stockholder may be considered a “group” under Section 13(d)(3) of the Act and Rule 13d-5 under the Act. The Reporting Person expressly disclaims that it beneficially owns any of the Supporting Stockholder’s Class A Common Stock or Class B Common Stock (or the Class A Common Stock underlying stock options and RSUs) held of record by the Supporting Stockholder, if any, or that it is a member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act or Rule 13d-5 under the Exchange Act with the Supporting Stockholder. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Person that such a group exists. For a description of the relationship between the Reporting Person and the Supporting Stockholder, see Item 4 above.

As of the date that this Amendment is filed, Mr. Kemp holds (i) 52,972 shares of Class A Common Stock (including 2,200 shares of Class A Common Stock held by Mr. Kemp’s spouse), (ii) 1,806,376 shares of Class B Common Stock and (iii) 72,753 options that are exercisable or will be exercisable for Class A Common Stock within the next 60 days which, together with such Class B Common Stock, give Mr. Kemp the right to acquire 1,879,129 shares of Class A Common Stock (the “Kemp Derivative Securities”) within 60 days of the date this Amendment.

If the Reporting Person, together with the Supporting Stockholder, were considered a group, then the shares of Class A Common Stock held directly by the Reporting Person and the Supporting Stockholder, together with the Derivative Securities, the Kemp Derivative Securities and the Underlying Share Maximum, represent 19.99% of the outstanding Class A Common Stock based on the number of shares of Class A Common Stock underlying the Derivative Securities and Kemp Derivative Securities and assuming a total of 18,861,950 shares of Class A Common Stock outstanding, based on information provided to the Reporting Person by the Issuer on November 21, 2023.

CUSIP No. 04634X202	Page 8 of 9 Pages

(b) The Reporting Person has sole voting and dispositive power over the (i) 10,220 shares of Class A Common Stock directly held by the Reporting Person, (ii) the 1,932,390 shares of Class A Common Stock underlying the Derivative Securities and (iii) the 824,978 shares underlying the Underlying Share Maximum.

Mr. Kemp has sole voting and dispositive power over 52,972 shares of Class A Common Stock directly held by Mr. Kemp and the 1,879,129 shares of Class A Common Stock underlying the Kemp Derivative Securities. Mr. Kemp has shared voting and dispositive power over 2,200 shares of Class A Common Stock held by Mr. Kemp’s spouse.

(c) Described above under Item 4 of this Amendment and incorporated herein by reference.

Additionally, on February 16, 2024, the Reporting Person sold 770 shares of Class A Common Stock to cover tax withholding obligations in connection with the vesting and settlement of restricted stock units at prices ranging from $2.0093 to $2.0099 per share. The sales were to satisfy tax withholding obligations to be funded by a “sell to cover” transaction and do not represent discretionary transactions by the Reporting Person.

Except as described above and in Item 4 of this Amendment, the Reporting Person has not effected any transactions in Class A Common Stock in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Amendment is hereby incorporated by reference into Item 6 of the Schedule 13D.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit Number	Description

99.7	Exclusivity Agreement.

99.8	Letter to the Special Committee of the Board of Directors of Astra Space, Inc., dated February 24, 2024.

CUSIP No. 04634X202	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 26, 2024

/s/ Adam London
Name:	Adam London